Mail Stop 4561
								September 19, 2005

By U.S. Mail and Facsimile to (517) 423-5041

Dale L. Chadderdon
Executive Vice President and Chief Financial Officer
United Bancorp, Inc.
205 E. Chicago Boulevard
Tecumseh, MI
49286

Re:	United Bancorp, Inc.
	Form 10-K for Fiscal Year Ended December 31, 2004
      Filed March 15, 2005
	File No. 000-16640

Dear Mr. Chadderdon:

      We have limited our review of your filing to the issue we have addressed in our comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 8-Financial Statements and Supplementary Data, page 14
1. Please amend your Form 10-K to reflect the requirements stated in the Securities Exchange Act Rule 12b-23(3)(i) and Part G of the General Instructions to Form 10-K, regarding the incorporation by reference. Please be aware that the information called for by Part
II of Form 10-K cannot be incorporated by reference from your definitive proxy statement. In your amendment, please ensure that the financial statements are properly filed as an exhibit as required by Item 601(b)(13) of Regulation S-K.

       As appropriate, please amend your filing and respond to this comment within 15 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and response to our comment.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

	You may contact Margaret Fitzgerald at (202) 551-3556 or me at
(202) 551-3494 if you have questions regarding this comment on the financial statements and related matters.

      Sincerely,



      Kevin Vaughn
								Accounting Branch Chief

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Dale L. Chadderdon
United Bancorp, Inc.
September 19, 2005
Page 1